04016025

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 3/17/2004

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RECD S.E.C.

FEB 2 7 2004

628

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32650

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOLLOWAY & ASSOCIATES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

ONE MILL PLACE, SUITE 101
(No. and Street)

EASTON   MARYLAND   21601-1559
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___MAURICE F. WALLACE, CPA___   ___410-822-9306___
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALLACE & COMPANY, CPA'S
(Name – if individual, state last, first, middle name)

117 BAY STREET, P.O. BOX 1496	EASTON	MARYLAND	21601-1496
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 2 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC File #8-32650   **OATH OR AFFIRMATION**

I,   F. DAVID HOLLOWAY   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of   HOLLOWAY & ASSOCIATES, INC.   , as of   DECEMBER 31   , 20 03   , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT
Title

Susan L Townsend

Notary Public   My Commission Expire 10/1/07

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (X) (o) STATEMENT OF CASH FLOWS

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HOLLOWAY & ASSOCIATES, INC.

ANNUAL AUDIT FOCUS REPORT

YEAR ENDED DECEMBER 31, 2003

HOLLOWAY AND ASSOCIATES, INC.
YEAR ENDED 12/31/03

FILING INSTRUCTIONS
ANNUAL AUDIT - FOCUS REPORT

File **ONE COPY** of the complete audit report with the following two agencies:

NASD Regulation, Inc./ Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, Maryland   20850
Attention: Eleanor M. Sabalbaro

Securities and Exchange Commission
Philadelphia District Office
The Curtis Center, Suite 1120E
601 Walnut Street
Philadelphia, Pennsylvania 19106-3322

File **TWO COPIES** of the complete audit report with the following agency:

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

Due Date: March 1, 2004
Must be received at above offices by this date.

The Oath or Affirmation must be signed and dated by the President.

CONTENTS

Wallace & Company, CPA's

11 Bay Street
P.O. Box 1496
Easton, Maryland 21601
Phone: 410.822.9306
Fax: 410.822.9309

The Board of Directors
Holloway & Associates, Inc.
One Mill Place, Suite 101
Easton, Maryland 21601-1559

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Holloway & Associates, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, the computation of net capital requirement and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, the accompanying financial statements, including the net capital computation, were prepared as required by the Securities and Exchange Commission.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Holloway & Associates, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wallace + Company CPA's

Easton, Maryland
February 11, 2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
X-17A-5

FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)
PART IIA 12

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [x 16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]
4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER

HOLLOWAY & ASSOCIATES, INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

ONE MILL PLACE, SUITE 101 [20]

(No. and Street)

EASTON [21]   MARYLAND [22]   21601-1559 [23]

(City)   (State)   (Zip Code)

SEC FILE NO.
8-32650 [14]

FIRM I.D. NO.
01/01/03 [15]

FOR PERIOD BEGINNING (MM/DD/YY)
12/31/03 [24]

AND ENDING (MM/DD/YY)
[25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAURICE F. WALLACE, CPA [30]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

(Area Code) — Telephone No.
410-822-9306 [31]

OFFICIAL USE

[32]   [33]
[34]   [35]
[36]   [37]
[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [40] NO [x 41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [x 42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ___26th___ day of __February__ 20 04

Manual Signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

WALLACE & COMPANY, CPA'S

| 70 |

ADDRESS

117 BAY ST, UNIT D | 71 | EASTON | 72 | MARYLAND · | 73 | 21601-1496 | 74 |

Number and Street | City | State | Zip Code

CHECK ONE

☐ Certified Public Accountant	75	**FOR SEC USE**
XX Public Accountant	76	
☐ Accountant not resident in United States or any of its possessions	77	

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
▾1 HOLLOWAY & ASSOCIATES, INC.	N3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/03 [99]
SEC FILE NO. 8-32650 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

		Allowable		Non-Allowable		Total	
1.	Cash	$ 11,224	200			$ 11,224	750
2.	Receivables from brokers or dealers:						
	A. Clearance account	▾3	295				
	B. Other		300	$	550		810
3.	Receivable from non-customers	24,345	355		600	▾7 24,345	830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities	▾4	430				850
5.	Securities and/or other investments not readily marketable:						
	A. At cost ▾2 $ [130]						
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $ [150]						
	B. Other securities $ [160]						
7.	Secured demand notes:		470		640		890
	Market value of collateral:						
	A. Exempted securities $ [170]						
	B. Other securities $ [180]						
8.	Memberships in exchanges:						
	A. Owned, at market $ [190]						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value	▾8			660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680 ▾8		920
11.	Other assets ..PREPAID..EXPENSES..		535	3,745	735	3,745	930
12.	TOTAL ASSETS	▾5 $ 35,569	540	$ 3,745	740	$ 39,314	940

OMIT PENNIES

SEE ACCOMPANYING NOTES AND AUDITOR'S REPORT.

1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

HOLLOWAY & ASSOCIATES, INC.

as of __12/31/03__

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ₁₃ $ [1470]	
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	₁₀ [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	1,214 [1205]	[1385]	1,214 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ₁₂	[1390] ₁₄	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:			
1. from outsiders ₉ $ [970]		[1400]	[1710]
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 1,214 [1230]	$ [1450]	$ 1,214 [1760]

Ownership Equity

		Total
21. Sole Proprietorship	₁₅ $	[1770]
22. Partnership (limited partners) ₁₁ ($ [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock ...1000 AUTHORIZED, ISSUED AND OUTSTANDING, NO PAR VALUE	1,000	[1792]
C. Additional paid-in capital	7,818	[1793]
D. Retained earnings	29,282	[1794]
E. Total	38,100	[1795]
F. Less capital stock in treasury	₁₆ ( )	[1796]
24. TOTAL OWNERSHIP EQUITY	$ 38,100	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 39,314	[1810]

OMIT PENNIES

SEE ACCOMPANYING NOTES AND AUDITOR'S REPORT.

2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	HOLLOWAY & ASSOCIATES, INC.	as of 12/31/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ __38,100__ | 3480 |
2. Deduct ownership equity not allowable for Net Capital .... [19] (_____) | 3490 |
3. Total ownership equity qualified for Net Capital .... __38,100__ | 3500 |
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... _____ | 3520 |
   B. Other (deductions) or allowable credits (List) .... _____ | 3525 |
5. Total capital and allowable subordinated liabilities .... $ __38,100__ | 3530 |
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... [17] $ __3,745__ | 3540 |
   B. Secured demand note delinquency .... _____ | 3590 |
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... _____ | 3600 |
   D. Other deductions and/or charges .... _____ | 3610 | (__3,745__) | 3620 |
7. Other additions and/or allowable credits (List) .... _____ | 3630 |
8. Net capital before haircuts on securities positions .... [20] $ __34,355__ | 3640 |
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments .... $ _____ | 3660 |
   B. Subordinated securities borrowings .... _____ | 3670 |
   C. Trading and investment securities:
      1. Exempted securities .... [18] _____ | 3735 |
      2. Debt securities .... _____ | 3733 |
      3. Options .... _____ | 3730 |
      4. Other securities .... _____ | 3734 |
   D. Undue Concentration .... _____ | 3650 |
   E. Other (List) .... _____ | 3736 | (_____) | 3740 |

10. Net Capital .... $ __34,355__ | 3750 |

OMIT PENNIES

[30]

SEE ACCOMPANYING NOTES AND AUDITOR'S REPORT.

3

SEC 1696 (02-03) 7 of 16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	HOLLOWAY & ASSOCIATES, INC.	as of __12/31/03__

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ 0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 29,355	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) .... ₂₂	$ 33,643	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$ 1,214	3790
17. Add:			
A. Drafts for immediate credit .... ₂₁ $	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited .... $	3810		
C. Other unrecorded amounts (List) .... $	3820	$	3830
18. Total aggregate indebtedness		$ 1,214	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		% 3.53%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		% 0.00%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... ₂₃	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SEE ACCOMPANYING NOTES AND AUDITOR'S REPORT.

4

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	HOLLOWAY & ASSOCIATES, INC.

For the period (MMDDYY) from²⁴ 010103 [3932] to 123103 [3933]
Number of months included in this statement   12   [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange ...... $ _____ [3935]
   b. Commissions on listed option transactions .... ²⁵ _____ [3938]
   c. All other securities commissions .... ANNUITIES .... 157,414 [3939]
   d. Total securities commissions .... _____ [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ [3945]
   b. From all other trading .... _____ [3949]
   c. Total gain (loss) .... _____ [3950]
3. Gains or losses on firm securities investment accounts .... _____ [3952]
4. Profit (loss) from underwriting and selling groups .... ²⁶ _____ [3955]
5. Revenue from sale of investment company shares .... MUTUAL FUNDS .... 37,941 [3970]
6. Commodities revenue .... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue .... INTEREST INCOME .... 376 [3995]
9. Total revenue .... $ 195,731 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... 77,589 [4120]
11. Other employee compensation and benefits .... 1,300 [4115]
12. Commissions paid to other broker-dealers .... _____ [4140]
13. Interest expense .... _____ [4075]
    a. Includes interest on accounts subject to subordination agreements .... _____ [4070]
14. Regulatory fees and expenses .... _____ [4195]
15. Other expenses .... 88,630 [4100]
16. Total expenses .... $ 167,519 [4200]

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 28,212 [4210]
18. Provision for Federal income taxes (for parent only) .... ²⁸ _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ [4222]
    a. After Federal income taxes of .... _____ [4338]
20. Extraordinary gains (losses) .... _____ [4224]
    a. After Federal income taxes of .... _____ [4239]
21. Cumulative effect of changes in accounting principles .... _____ [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 28,212 [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ 26,723 [4211]

SEE ACCOMPANYING NOTES AND AUDITOR'S REPORT.

5

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	HOLLOWAY & ASSOCIATES, INC.

For the period (MMDDYY) from <u>010103</u> to <u>123103</u>

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 27,501 `4240`
   A. Net income (loss) .... 28,212 `4250`
   B. Additions (Includes non-conforming capital of .... $29 $ `4262`) `4260`
   C. Deductions (Includes non-conforming capital of .... $ `4272`) 17,613 `4270`

2. Balance, end of period (From item 1800) .... $ 38,100 `4290`

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $30 $ 0 `4300`
   A. Increases .... `4310`
   B. Decreases .... `4320`

4. Balance, end of period (From item 3520) .... $ 0 `4330`

OMIT PENNIES

SEE ACCOMPANYING NOTES AND AUDITOR'S REPORT.

6

HOLLOWAY & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:

Cash Received From Commissions	$	180,156
Interest Received		39
Cash Paid to Suppliers and Employees		(166,399)
Cash Paid – Advances to Officer		(10,076)
NET CASH FROM OPERATING ACTIVITIES	$	3,720

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase Fixed Asset	$	0
NET CHANGE IN CASH		3,720
CASH AND EQUIVALENTS AT 12/31/02		7,504
CASH AND EQUIVALENTS AT 12/31/03	$	11,224

Net Profit		28,212
Operating Activities:		
Distribution to Shareholder	(17,613)	
(Increase) Decrease in Assets:		
Accounts Receivable	(15,199)	
Loan to Shareholder	7,737	
Prepaid Expenses	833	
Increase (Decrease) in Liabilities:		
Accounts Payable	(251)	
Accrued Liabilities	1	
TOTAL ADJUSTMENTS		(24,492)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	3,720

Non-Cash Items:		
Distributions to Shareholder	$	8,085
Supplemental Disclosures of Cash Flow Information:		
Cash Paid for Interest Expense	$	0
Income Taxes Paid (See Notes to Financial Statements)	$	0

NOTE 1.   <u>**FORM OF PRESENTATION**</u>

These financial statements are presented as the Annual Audited Report Form X-17A-5, Part IIA, as required by the Securities and Exchange Commission. This information is required of brokers and dealers. Holloway & Associates, Inc. holds membership in the National Association of Securities Dealers, and, as such, is also required to file an annual report with that association.

NOTE 2.   <u>**SIGNIFICANT ACCOUNTING POLICIES**</u>

Significant accounting policies are as follows:

<u>Property and Equipment</u>

The major groups of equipment consist of:

Machinery and Equipment	$ 11,595
Furniture and Fixtures	5,298
	16,893
Less Accumulated Depreciation	16,893
TOTAL	$ 0

<u>Depreciation</u>

Depreciation is provided primarily on accelerated methods, including IRS Code Section 179 deductions, used for federal income tax purposes over the applicable life of the depreciable asset. All fixed assets have been fully depreciated. Depreciation expense for 2003 was zero.

<u>Income Taxes</u>

The Company has elected to have its income taxed under Subchapter S of the Internal Revenue Code, which provides that, in lieu of corporate income taxes, the shareholder is taxed on his proportionate share of the Company's taxable income. Therefore, a provision or liability for federal or state income taxes is not included in these financial statements. In addition, deferred income taxes have not been calculated.

<u>Minimum Net Capital Requirement</u>

Effective July 1, 1994, the Company must maintain minimum net capital of $5,000.

<u>Cash Equivalents</u>

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2. **SIGNIFICANT ACCOUNTING POLICIES - CONTINUED**

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Management

The Company invests its working cash balances in interest bearing accounts whenever possible. Cash accounts are adequately covered by FDIC insurance at the end of the calendar year.

Risk Management

The Company carries commercial general, property, employee, and liability insurance coverage. Insurance needs and coverage are reviewed periodically.

NOTE 3. **LEASE AGREEMENTS**

The Company leases office space under a two-year operating lease, terminating July 31, 2005. The lease is renewable for an additional two-year period. Office rental expense was $11,091 for the year ended December 31, 2003.

Minimum payment obligations under these leases for the next five years are as follows:

2004	$ 12,128
2005	13,377
2006	13,377
2007	7,803
TOTAL	$ 46,685

NOTE 4. **RECEIVABLES**

Receivables at December 31, 2003 consisted of:

Commissions Receivable	$ 24,345
Interest Receivable From Shareholder	0
Note Receivable From Shareholder	0
TOTAL	$ 24,345

NOTE 5.   <u>**RELATED PARTIES**</u>

The 100% shareholder of the Company also operates an insurance business as a sole proprietorship. Secretarial services are provided to the Company from the sole proprietorship in exchange for the use of the office space. The Company and the sole proprietorship share auto and other expenses. Allocations for shared office expenses have been made between the Company and the sole proprietorship.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HOLLOWAY & ASSOCIATES, INC.	as of 12/31/03

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1   X   4550

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained 4560

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm‡30 _____ 4335   4570

D. (k)(3) — Exempted by order of the Commission (include copy of letter) 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
‡31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
‡32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
‡33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
‡34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
‡35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $‡36 _____ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

SEE ACCOMPANYING NOTES AND AUDITOR'S REPORT.

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HOLLOWAY & ASSOCIATES, INC.
RECONCILIATION OF AUDITED AND UNAUDITED
COMPUTATION OF NET CAPITAL
YEAR ENDED 12/31/03

Net Capital Per Unaudited Focus Report as of 12/31/03	$ 25,900
Adjustment of Receivables From Non-Customers (Line 355): Add Additional Commissions Receivable	7,900
Adjustment of Accounts Payable (Line 1205):	
Less Accounts Payable Adjustment	621
Add Accrued Liabilities	(66)
Net Capital Per Audited Focus Report as of 12/31/03	$ 34,355

HOLLOWAY & ASSOCIATES, INC.
RECONCILIATION OF AUDITED AND UNAUDITED STATEMENT
OF CHANGES IN OWNERSHIP EQUITY
YEAR ENDED 12/31/03

Total Ownership Equity Per Unaudited Focus Report
as of 12/31/03 $ 38,216

Change in Net Income   17,497
Distributions to Shareholder   (17,613)

Total Ownership Equity per Audited Focus Report
as of 12/31/03 $ 38,100

Wallace & Company, CPA's

117 Bay Street Unit D
P.O. Box 1496
Easton, Maryland 21601
Phone: 410.822.9306
Fax: 410.822.9309

Board of Directors
Holloway & Associates, Inc.
One Mill Place, Suite 101
Easton, Maryland 21601-1599

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY
SEC RULE 17a-5

In planning and performing our audit of the financial statements of Holloway & Associates, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Holloway & Associates, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g): (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c-3(e); (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) complying with the requirements for prompt payment for securities under section 8 of Regulations T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Holloway & Associates, Inc.
Page 2

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing the assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Wallace + Company CPAs

Easton, Maryland
February 11, 2004

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